Stoecklein Law Group, LLP
Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

April 19, 2012

John Dana Brown
Staff Attorney
Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549

Re:           Giggles N Hugs, Inc.
Amendment No. 1 to Form 8-K
Filed January 9, 2012
Form 10-Q for Quarterly Period Ended September 30, 2011
Filed November 14, 2011
File No. 000-53948

Dear Mr. Brown,

Due to time constraints we are requesting until April 27, 2012 to respond to your comment letter dated February 3, 2012 and amend and file the Company’s Form 8-K/A No. 1 (filed January 9, 2012) and Form 10-Q (for period ended September 30, 2011), referenced above.

Feel free to contact me if you have any questions regarding this request.

Sincerely,

/S/ Donald J. Stoecklein
Donald J. Stoecklein

cc: Giggles N Hugs, Inc.